UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14N/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

MAGICJACK VOCALTEC LTD.
(Name of Issuer)

Ordinary shares, no par value
(Title of Class of Securities)

M6787E101

(CUSIP Number)

☐   Solicitation Pursuant to § 240.14a-2(b)(7)

☐   Solicitation Pursuant to § 240.14a-2(b)(8)

☐   Notice of Submission of a Nominee or Nominees in Accordance with § 240.14a-11

☒   Notice of Submission of a Nominee or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign Law, or the Registrant's Governing Documents

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	name of reporting persons Paul M. Posner
2

Mailing address and phone number of each reporting person (or, where applicable, the authorized representative)

c/o Carnegie Technologies Holdings, LLC

8522 Broadway Street

Suite 217

San Antonio, Texas 78217

(210) 447-1277

3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

247,334 Ordinary Shares (consisting of 217,334 Ordinary Shares held by Paul M. Posner and 30,000 Ordinary Shares held by Carnegie Technologies – NY MJ Holdings, LLC)

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

247,334 (such votes derived from 217,334 Ordinary Shares held by Paul M. Posner and 30,000 Ordinary Shares held by Carnegie Technologies – NY MJ Holdings, LLC)

2

1	name of reporting persons CARNEGIE TECHNOLOGIES – NY MJ HOLDINGS, LLC
2

Mailing address and phone number of each reporting person (or, where applicable, the authorized representative)

c/o Carnegie Technologies Holdings, LLC

8522 Broadway Street

Suite 217

San Antonio, Texas 78217

(210) 447-1277

3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

247,334 Ordinary Shares (consisting of 30,000 Ordinary Shares held by Carnegie Technologies – NY MJ Holdings, LLC and 217,334 Ordinary Shares held by Paul M. Posner)

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

247,334 (such votes derived from 30,000 Ordinary Shares held by Carnegie Technologies – NY MJ Holdings, LLC and 217,334 Ordinary Shares held by Paul M. Posner)

3

SCHEDULE 14N

This Amendment No. 2 to Statement on Schedule 14N (this “Amendment No. 2”) amends the Statement on Schedule 14N filed by the Reporting Persons on January 18, 2017 (as further amended on March 2, 2017, the “Schedule 14N”), with respect to the Ordinary Shares, with no par value (the “Ordinary Shares”), of magicJack VocalTec, Ltd., a company organized under the laws of the State of Israel (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 14N. Except as amended and supplemented by this Amendment No. 2, the Schedule 14N remains unchanged.

Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination

On March 30, 2017, the Reporting Persons issued a press release announcing the withdrawal of their nomination of Messrs. Frank J. Bell, Nabil N. El-Hage, Richard L. Kimsey, Morris A. Miller, and Richard W. Talarico for election to the Board of the Issuer at the 2016 Annual Meeting (the “Nominations”). The press release has been filed as Appendix A to this Amendment No. 2.

The Reporting Persons acquired the Ordinary Shares reported in this Schedule 14N for investment purposes. The Reporting Persons may in the future acquire additional Ordinary Shares or dispose of some or all of the Ordinary Shares held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Ordinary Shares, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

4

Item 8. Signatures

Each of the undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this notice on Schedule 14N/A Amendment No. 2 is true, complete and correct.

Date: March 30, 2017	/s/ Paul M. Posner
Paul M. Posner

CARNEGIE TECHNOLOGIES – NY MJ HOLDINGS, LLC

Date: March 30, 2017	By:	/s/ Paul M. Posner
Name: Paul M. Posner
Title: Member

CARNEGIE TECHNOLOGIES HOLDINGS, LLC

Date: March 30, 2017	By:	/s/ Paul M. Posner
Name: Paul M. Posner
Title: Member

5

APPENDIX A

Carnegie Technologies Issues Statement Regarding magicJack’s Annual Meeting

SAN ANTONIO, TX - March 30, 2017 – Carnegie Technologies Holdings, LLC and Founder Paul Posner (“Carnegie”), the holder of approximately 1.6% of the shares in magicJack VocalTec Ltd. (“magicJack” or the “Company”) (NASDAQ:CALL), today issued the following statement regarding the 2016 Annual Meeting of Shareholders of magicJack.

Paul Posner, Founder and CEO of Carnegie Technologies, said, “As a result of Carnegie’s director nominations on January 5, 2017 and the strong response we received from fellow shareholders, magicJack’s Board has finally begun making positive steps towards unlocking shareholder value. We are encouraged by the Board’s recently announced strategic alternatives process and the engagement we have had with the Company over the last few weeks. Carnegie will continue to be an active participant in the strategic alternatives process and welcomes other parties involved, or considering involvement, to contact us to discuss joint transaction structures that are mutually beneficial.”

Added Posner, “At this important juncture for shareholder value creation, we have decided to withdraw our nomination of directors and we expect the Board to follow through, in a demonstrable and public way, on its commitment to the strategic alternatives process. We want to thank our fellow shareholders for their support in helping prompt this value creation process.”

About Carnegie Technologies and Paul Posner

Carnegie Technologies creates communications products that take advantage of the fundamental shifts occurring in the communications technology ecosystem. Founded in 2010 by Paul Posner, Carnegie Technologies has over 100 employees, engineering teams on four continents, and deep expertise in application development, mobile devices, and cellular core network operations. Paul Posner, prior to Carnegie, has a long history developing telecommunications companies including Pocket Communications, Discount Cellular & Paging, PageTexas, and several others, including a successful exit valued at more than $200 million from a wholly-owned cellular operation that he built from the ground up.

Contact:

Investors

MacKenzie Partners, Inc.

Paul Schulman (212) 929-5364

Bob Marese (212) 929-5045

Media

Gagnier Communications

Dan Gagnier (646) 569-5897

Patrick Reynolds (646) 569-5879

6